# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuran Wireless Inc., CIK 0001680637
CUSIP: 67059X304
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, Quebec Canada (A8), G1N 2G3
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002156260

## Reporting persons
- Wagner Menachem: type of reporting person: individual (IN); citizenship or place of organization: Manitoba Canada (A2); sole voting power 1,344,276; shared voting power 0; sole dispositive power 1,344,276; shared dispositive power 0; aggregate amount beneficially owned 1,344,276 (9.9% of the class)
  Comment: The amount set forth in rows (5), (7) and (9) includes (i) 972,019 shares of the Issuer's common shares ("Common Shares") held by 10223778 Manitoba Ltd., a Manitoba corporation ("10223778 Manitoba Ltd."), which the reporting person has sole voting and sole dispositive power over, (ii) 750 shares held by Stylecue LLC, a Delaware limited liability company, which the reporting person has sole voting and dispositive power over, and (ii) 371,507 Common Shares that could be issued upon the partial exercise of warrants to purchase Common Shares (the "Warrants") held by 10223778 Manitoba Ltd. The Warrants are subject to a provision contained therein limiting beneficial ownership to an aggregate maximum of 9.99%.
  
  The percentage set forth in item 11 is calculated based on (i) 13,084,716 Common Shares of the Issuer outstanding as of June 30, 2026 as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 3, 2026 and (ii) 371,507 Common Shares issuable upon exercise of the Warrants, representing the maximum number of Common Shares that may be acquired without exceeding the 9.99% beneficial ownership limitation.

## Item 1. Issuer
Name of issuer: Nuran Wireless Inc.
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, QUEBEC, CANADA, G1N 2G3.

## Item 2. Person Filing
Name of person filing: Menachem Wagner
Address of principal business office or, if none, residence: 360 Main Street, 30th Floor, Winnipeg, MB, Canada R3C 4G1
Citizenship: Manitoba, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,344,276
Percent of class: 9.9%
Sole power to vote or to direct the vote: 1,344,276
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,344,276
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Wagner Menachem: Menachem Wagner, Menachem Wagner (09/21/2026)